UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from to
Commission File Number: 1-8444

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Future Care: The America West Airlines 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
US Airways Group, Inc.
111 West Rio Salado Parkway
Tempe, Arizona 85281

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2006 and 2005
(With Report of Independent Registered Public Accounting Firm Thereon)

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Participants and Administrator
Future Care: The America West Airlines 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Future Care: The America West Airlines 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Future Care: The America West Airlines 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i), schedule of assets (held at end of year) as of December 31, 2006, and Schedule H, line 4(a), schedule of delinquent participant contributions, for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Tempe, Arizona
July 3, 2007

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Non interest bearing cash	$191,552	$22,921
Investments, at fair value	648,041,491	546,074,026
LCC Stock fund	13,433,119	15,271,385
Participant loans	18,694,432	17,771,760

Total investments	680,360,594	579,140,092
Contributions receivable:
Participants	624,048	210,738
Employer	92,435	350,182

Net assets available for benefits at fair value	681,077,077	579,701,012
Adjustment from fair value to contract value for fully benefit-responsive contract	647,974	539,719

Net assets available for benefits	$681,725,051	$580,240,731

See accompanying notes to financial statements.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2006

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$9,905,164
Interest	1,050,306
Dividends	57,564,984

68,520,454

Contributions:
Participant	39,971,959
Employer	25,254,069

Total additions	133,746,482

Deductions from net assets attributed to:
Benefits paid to participants	(32,165,111)
Administrative fees	(97,051)

Total deductions	(32,262,162)

Increase in net assets available for benefits	101,484,320
Net assets available for benefits:
Beginning of year	580,240,731

End of year	$681,725,051

See accompanying notes to financial statements.

FUTURE CARE: THE America West AIRLINES 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of the Plan

The following description of Future Care: The America West Airlines 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
(a)	General

On January 1, 1989, America West Holdings Corporation (America West Holdings, the Plan Sponsor, or the Plan Administrator), a holding company with no business activity other than its investment in America West Airlines, Inc. (AWA) (collectively, the Company), established the Plan for all employees of the Company who have met certain eligibility requirements. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides for employee and matching employer contributions in accordance with Sections 401(k) and 401(m) of the Internal Revenue Code.

The Plan has engaged Fidelity Management Trust Company (the Trustee) to provide recordkeeping, asset management and administrative services to the Plan. Effective February 1, 2000, the Company’s board of directors amended and restated the Plan to allow for the purchase of the Company’s stock through a Company Stock Fund.

On May 19, 2005, America West Holdings signed a merger agreement with US Airways Group, Inc. pursuant to which America West Holdings agreed to merge with a wholly owned subsidiary of US Airways Group, Inc. Following the merger, America West Holdings continued as a wholly owned subsidiary of US Airways Group, Inc. The merger became effective on September 27, 2005, at which time the Company’s board of directors amended and restated the Plan so that all Company Stock held in the Company Stock Fund at the time of merger automatically converted into, and became exchangeable for shares of US Airways Group, Inc. Common Stock. As a result of the merger the name of the Company Stock Fund was changed to the LCC Stock Fund. Additionally, the amendment closed the LCC Stock Fund to new participant investments; however, participants were allowed to retain any existing investments in the fund.

As of December 31, 2006, 25 different fund choices are made available to Plan participants for contributions.

(b)	Eligibility

Employees are eligible to participate in the Plan upon meeting the following criteria: (i) first of the month following three months of service unless a director or above, who require one hour of service; and (ii) not a member of a collectively bargained unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise.

(c)	Contributions

Plan contributions consist of three components: (i) eligible employee deferral contributions up to 50% of the participant’s compensation each pay period subject to an annual before tax dollar limitation in accordance with the Internal Revenue Service ($15,000 for 2006). In addition, participants age 50 and over are eligible to contribute extra pre-tax contributions (“catch-up

FUTURE CARE: THE America West AIRLINES 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
contributions”) above the annual IRS limitations ($5,000 for 2006); (ii) a discretionary employer matching contribution, as determined annually by the Company’s board of directors (which was 50% of the employee deferral contribution up to 6% of the participant’s compensation for 2006 and 2005); and (iii) roll over contributions from a participant’s personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions in accordance with the guidelines specified in the Plan document.

Effective January 1, 2004, participants represented by the Air Line Pilots Association, International (ALPA) may elect voluntary after-tax contributions up to 50% of the participant’s compensation for the Plan year. Additionally, these participants are eligible for discretionary supplemental contributions by the Company, which in 2006 amounted to $19,784,289.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, all contributions by the Company, and net earnings of the Plan. Plan earnings are allocated based on the number of shares in each participant’s account in each investment fund on a daily basis.

(e)	Vesting

Participants are fully vested in their contributions and the earnings thereon. Participants become fully vested in employer contributions and earnings thereon after five years of service with the Company as reflected in the following vesting schedule:

Vesting
Completed years of service	percentage
2	20%
3	40%
4	60%
5 or more	100%
(f)	Forfeitures

Upon termination of service, a participant forfeits any nonvested employer contributions and earnings thereon. Such forfeitures are used to reduce future contributions by the Company. Effective January 1, 2002, forfeitures may be used to pay Plan administrative expenses attributed to the Company. Forfeitures totaled $126,693 as of December 31, 2006 and the entire amount will be used to reduce future Company contributions.

(g)	Administration

The Plan is sponsored and administered by the Company.

Expenses incurred in the administration of the Plan and the trust are paid by the Company or from Plan assets to the extent not paid by the Company. During the year ended December 31, 2006, the Company did not pay any Plan administrative expenses. Plan assets were used to pay $97,051 in Plan administrative fees during the same period.

FUTURE CARE: THE America West AIRLINES 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
(h)	Distributions

Distributions from the Plan are available upon any of the following events: (i) termination of employment with the Company; (ii) retirement; (iii) attainment of age 59-1/2; (iv) financial hardship; (v) disability or death. The participant (or the beneficiary) will receive a lump-sum distribution of the value of the account. If the value of the account is greater than $1,000 then the distribution may be deferred, subject to certain IRS rules regarding minimum required distributions. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the participants elect to roll over their distributions into an Individual Retirement Account or another qualified retirement plan.

(i)	Loans to Participants

The Plan allows for participant loans. A loan made to a Plan participant shall be an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant’s account up to $50,000. Loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator and range from 5% to 10.5% and are collateralized by the borrower’s assignment of rights to their available account, as acknowledged by a promissory note. Repayments are generally made over a maximum five-year period or up to 30 years in the event the loan is for the purchase of a principal residence. Repayment is performed by payroll deduction from active employees and by direct payment for inactive or terminated employees. Pursuant to a collective bargaining agreement between AWA and its pilots, the Plan permits pilots to have up to two loans outstanding.

(j)	Investment Options

Participants of the Plan may allocate contributions among 25 investment options. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time. Funds are also invested in the LCC Stock Fund. However, this fund became closed to contributions effective September 27, 2005.

(k)	Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan. No amendment may deprive any person of the rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used for or diverted for purposes other than for the exclusive benefit of the participants. The Company continues to evaluate opportunities to merge the Plan with one or more other qualified retirement plans in light of the Plan Sponsor’s merger with US Airways Group, Inc. No decisions on these activities have been reached as yet.

FUTURE CARE: THE America West AIRLINES 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
(2)	Plan Amendments
Amendment 2005-1
The Company amended the Plan with Amendment 2005-1 effective March 28, 2005. By this Amendment, the Company reduced the mandatory distribution limit of $5,000 to $1,000 in order to comply with Section 401(a)(31)(B) of the Code.
Amendment 2005-2
The Company amended the Plan with Amendment 2005-2 effective October 1, 2005. By this Amendment, the Company treats service with US Airways Group, Inc. and any subsidiary or affiliate of US Airways, Group, Inc. as service under the Plan for Eligible Employees hired by an employer directly from US Airways furlough status and waives the “first day of the month” entry date for certain Eligible Employees.
Amendment 2005-3
The Company amended the Plan with Amendment 2005-3 effective September 27, 2005. This Amendment (i) changed the name of the Company Stock Fund to the “LCC Stock Fund”; (ii) froze the newly named LCC Stock Fund to new contributions and transfers into the LCC Stock Fund from other investment vehicles; (iii) provides that Participant elections to allocate any contributions to the Company Stock Fund will be mapped to another investment vehicle selected by the 401(k) Administrative Committee if the Participant fails to direct where such amounts should be invested; and (iv) made certain other changes consistent with the foregoing.
Amendment 2005-4
The Company amended the Plan with Amendment 2005-4 effective January 1, 2006. This Amendment eliminated Employer Matching Contributions for ALPA represented Participants.
Amendment 2006-1
The Company amended the Plan with Amendment 2006-1. Effective January 1, 2006, Amendment 2006-1 amended the Plan to bring it into conformity with final Treasury Regulations under Sections 401(k) and 401(m) of the Internal Revenue Code. The amendment also excluded any employee represented by the Airline Customer Service Employee Association from active participation in the Plan, effective January 1, 2007.
(3)	Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

FUTURE CARE: THE America West AIRLINES 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and changes thereon, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments in funds are valued at net asset value (fair value) per unit reported by those funds except for the Plan’s investment in Fidelity’s Managed Income Portfolio II CL3 fund and Fidelity’s Managed Income Portfolio fund, which are valued at contract value (Note 5). The fair value has been measured by quoted market prices in an active market. Investments in individual funds or portfolios are accounted for as shares of the fund or portfolio. The purchase and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Loans to participants are valued at cost.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation (depreciation) of those investments.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements of the Plan.

The Financial Accounting Standards Board (“FASB”) issued new accounting rules for defined contribution plan stable value investment options. The rules, released in the form of FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), (i) define the types of investment contracts that are eligible for contract value accounting treatment, (ii) provide a definition of a fully benefit-responsive investment contract, and (iii) outline specific disclosure requirements that must be satisfied by benefit-responsive investment contracts. The FSP became effective for financial statements for annual periods ending after December 15, 2006. The Company adopted the new rules effective December 31, 2006. See Note 5 concerning the financial statement impact of implementing this new rule.

FUTURE CARE: THE America West AIRLINES 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
(4)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005
Fidelity Puritan Fund	$63,872,184	$54,974,167
Fidelity Magellan Fund	126,371,323	125,443,175
Fidelity Growth Company Fund	106,636,869	106,334,352
Fidelity Managed Income Portfolio	—	47,541,246
Fidelity Managed Income Portfolio II CL 3	54,042,459	—
Fidelity Overseas Fund	34,872,807	—
Each of the above is a mutual fund.
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,905,164 as follows:

Mutual Funds	$4,423,374
LCC Stock Fund	4,894,531
Self-directed Brokerage Account	587,259

$9,905,164

Net realized gain	$4,015,861
Net unrealized gain	5,889,303

$9,905,164

(5)	Investment in Fully Benefit-Responsive Investment Contracts

As of December 31, 2006 and 2005, the Plan invested in a common collective trust, Fidelity’s Managed Income Portfolio II CL3 (“Fund II”) and Fidelity’s Managed Income Portfolio (“Fund I”), respectively, which owns fully benefit-responsive investment contracts. As a result of the implementation of the FSP, the Plan reflected the Funds at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contract of $647,974 and $539,719 as of December 31, 2006 and 2005, respectively, in the accompanying Statements of Net Assets Available for Benefits. The fair value of Fund II as of December 31, 2006 was $54,042,459 and the fair value of Fund I as of December 31, 2005 was $47,541,246.

The Plan’s interest in the Funds is calculated by applying the Plan’s ownership percentage in the Funds to the total fair value of the Funds. The underlying assets owned by the Funds consist primarily of readily marketable fixed income securities with quoted market prices.

The interest crediting rate is determined quarterly and at December 31, 2006 for Fund II was 4.37% and at December 31, 2005 for Fund I was 3.65%. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and

FUTURE CARE: THE America West AIRLINES 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
purchases and redemptions by unitholders. There is no relationship between future crediting rates and the adjustment to contract value reported in the Statement of Net assets Available for Benefits.

The average market yield of Fund II for the year ended December 31, 2006 was 4.59%. The average yield earned by Fund II that reflects the actual interest credited to participants for the year ended December 31, 2006 was 4.03%.

(6)	Tax Status of the Plan

The Plan received its latest determination letter on July 31, 2002, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the legal requirements of the Internal Revenue Code.

(7)	Parties-in-Interest

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan’s trustee, and therefore, these transactions are considered exempt party-in-interest transactions.

Certain Plan investments are shares of common stock of US Airways Group, Inc., the Plan Sponsor’s parent corporation and, therefore, these transactions qualify as exempt party-in-interest transactions. These shares are held in the LCC Stock Fund. Investments in the LCC Stock Fund represented approximately 2.0% and 2.6% of Plan net assets at December 31, 2006 and 2005, respectively.

(8)	Prohibited Party-in-Interest Transactions

A series of 45 participants’ contributions totaling $21,663 were withheld from the participants’ pay during 2005, but were not remitted to the Plan’s trust within the time frame required by the Department of Labor (DOL) under applicable DOL regulations. This transaction constituted a cumulative $21,663 loan from the Plan to the Plan Sponsor for the period when such plan assets should have been remitted through the dates such plan assets were remitted. The loan interest of $820, based on rules for the calculation of lost earnings under the DOL’s Voluntary Fiduciary Correction Program, were remitted to the Plan’s trust on June 26, 2006, and credited to participants’ accounts.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2006
Net assets available for benefits per the financial statements	$681,725,051
Certain deemed distributions of participant loans at December 31, 2006	(505,961)

Net assets available for benefits per Form 5500	$681,219,090

FUTURE CARE: THE America West AIRLINES 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500:

Year ended
December 31, 2006
Increase in net assets available for benefits per the financial statements	$101,484,320
Certain deemed distributions of participant loans for the year ended December 31, 2005	254,633
Certain deemed distributions of participant loans for the year ended December 31, 2006	(505,961)

Increase in net assets available for benefits per Form 5500	$101,232,992

SUPPLEMENTAL SCHEDULES

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
EIN: 86-0847214
PLAN NUMBER: 001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2006

		(c) Description of investment, including
	(b) Identity of issuer, borrower,	maturity date, rate of interest, collateral,	(e) Current
(a)	lessor of similar party	par, or maturity value	value
**	US Airways Group, Inc.	LCC Stock Fund	$13,433,119
*	Fidelity Investments, Inc.	Fidelity Puritan Fund	63,872,184
*	Fidelity Investments, Inc.	Fidelity Magellan Fund	126,371,323
*	Fidelity Investments, Inc.	Fidelity Equity Income II Fund	19,375,667
*	Fidelity Investments, Inc.	Spartan U.S. Equity Index Fund	28,116,041
*	Fidelity Investments, Inc.	Fidelity U.S. Bond Index Fund	17,177,121
*	Fidelity Investments, Inc.	Fidelity Growth Company Fund	106,636,869
*	Fidelity Investments, Inc.	Fidelity Overseas Fund	34,872,807
*	Fidelity Investments, Inc.	Fidelity Low Price Stock Fund	23,236,628
*	Fidelity Investments, Inc.	Fidelity Freedom Income Fund	3,025,742
*	Fidelity Investments, Inc.	Fidelity Freedom 2000 Fund	883,882
*	Fidelity Investments, Inc.	Fidelity Freedom 2010 Fund	6,173,023
*	Fidelity Investments, Inc.	Fidelity Freedom 2020 Fund	18,414,271
*	Fidelity Investments, Inc.	Fidelity Freedom 2030 Fund	22,214,680
*	Fidelity Investments, Inc.	Fidelity Freedom 2040 Fund	3,541,994
*	Fidelity Investments, Inc.	Fidelity BrokerageLink	18,642,605
*	Fidelity Investments, Inc.	Fidelity Leveraged Company Stock	1,637,187
*	Fidelity Investments, Inc.	Fidelity Managed Income Portfolio II CL 3	54,042,459
	Fred Alger Management, Inc.	Alger MidCap Growth Institutional Portfolio- Institutional Class	16,786,128
	The Managers Funds, LLC	Managers Special Equity Fund	4,359,277
	Morgan Stanley Investments, LP	Morgan Stanley Institutional Fund Trust Value Portfolio — Advisor Class	7,423,219
	Harris Associates LP	The Oakmark Select Fund	19,525,898
	Julius Baer Holdings, Ltd.	The Julius Baer International Equity Fund	31,179,624
	Lord, Abbett & Co. LLC	Small Cap Value Fund	18,720,028
	Goldman Sachs & Co	Small Cap Value Inst	2,004,386
	Participant Loans	Various rates of interest ranging from 5% to 10.5% maturing between one month and 5 years and collateralized by the participant’s account balances	18,694,432

			$680,360,594

*	A related party to the Plan’s Trustee, therefore, a party-in-interest for which a statutory exemption exists.

**	Investment qualifies as a party-in-interest for the Plan.
See accompanying Report of Independent Registered Public Accounting Firm.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
EIN: 86-0847214
PLAN NUMBER: 001
Schedule H, Line 4(a) — Schedule of Delinquent Participant Contributions
Year ended December 31, 2005

		(c) Description of transactions
		including maturity date,
	(b) Relationship to plan, employer,	rate of interest, collateral,	(d) Amount on	(e) Lost
(a) Identity of party involved	or other party-in-interest	par or maturity value	Line 4(a)	Interest
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	$2,400	$90
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	2,400	90
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	2,305	86
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	2,000	75
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	2,000	75
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	1,600	60
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	1,600	60
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	1,200	45
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	1,200	45
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	960	36
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	600	22
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	560	21
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	480	18
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	384	31
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	204	7
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	197	7
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	132	5
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	129	4
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	127	4
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	122	4
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	110	4
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	91	3
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	86	3
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	79	3
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	67	2
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	60	2
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	54	2
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	52	2
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	52	2
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	45	2
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	41	1
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	37	1
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	36	1
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	36	1
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	35	1
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	31	1
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	29	1
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	26	under $1
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	21	under $1
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	16	under $1
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	13	under $1
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	11	under $1
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	11	under $1
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	11	under $1
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	7	under $1
America West Holdings Corporation	Plan Sponsor	Employee deferral not timely remitted*	6	under $1

			$21,663	$820

*	Represents a participant’s contribution for 2005 that were withheld from the participant’s wages, but not timely remitted to the Plan until 2006 by the Plan Sponsor.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Future Care: The America West Airlines 401(k) Plan

July 3, 2007

/s/ Derek J. Kerr
Derek J. Kerr
Senior Vice President and Chief Financial Officer US Airways Group, Inc.

EXHIBITS

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm — KPMG LLP